UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

March 4, 2022 (March 2, 2022)
(Date of Report (Date of earliest event reported))

Exodus Movement, Inc.
(Exact name of registrant as specified in its charter)

Delaware	81-3548560
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

15418 Weir St. #333
Omaha, NE
(Address of principal executive offices)

(833) 992-2566
(Registrant’s telephone number, including area code)

Class A Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

(a) On March 2, 2022, the management and the board of directors (the “Board”) of Exodus Movement, Inc. (the “Company”), in consultation with WithumSmith+Brown, PC (“Withum”), the Company’s independent registered public accounting firm, concluded that the Company’s previously issued interim financial statements for the six-month period ending June 30, 2021 (the “Prior Period”), filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2021, should no longer be relied upon because of an incorrect application of certain accounting principles in such financial statements. In connection with the preparation of the Company’s 2021 financial statements, Withum evaluated a non-cash adjustment related to the conversion of SAFEs to 2.9 million Class B shares in early 2021. The Company intends to issue and file with the SEC restated financial statements for the Prior Period as soon as practicable.

The Company does not expect that the restatement will have any impact on its cash position.

The management of the Company and the Board have discussed with Withum the matters disclosed in this Current Report on Form 1-U.

Safe Harbor and Forward-Looking Statements

This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our future financial performance, our business plan, our market opportunities and beliefs and objectives for future operations. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different, including, but not limited to, the restatement being more complex than anticipated. More information on the factors, risks and uncertainties that could cause or contribute to such differences is included in our filings with the Securities and Exchange Commission, including in the “Risk Factors” and “Management’s Discussion & Analysis” sections of our offering statement on Form 1-A. We cannot assure you that the forward-looking statements will prove to be accurate. These forward-looking statements speak only as of the date hereof. We disclaim any obligation to update these forward-looking statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXODUS MOVEMENT, INC.

	By:	/s/ Jon Paul Richardson
	Name:	Jon Paul Richardson
	Title:	Chief Executive Officer

Date: March 4, 2022